Exhibit 99.1

NewcelX Updates Corporate Presentation to Highlight Type 1 Diabetes Flagship Program Following Strategic Collaboration with Eledon Pharmaceuticals Ahead of Swiss Biotech Conference

ZURICH, Switzerland, April 20, 2026 (GLOBE NEWSWIRE) -- NewcelX Ltd. (Nasdaq: NCEL),– NewcelX Ltd. (Nasdaq: NCEL), a clinical-stage regenerative medicine company developing stem-cell-derived therapies, today announced the release of an updated corporate presentation that includes the company’s strategic collaboration with Eledon Pharmaceuticals (Nasdaq: ELDN) and highlights the advancement of its flagship Type 1 Diabetes program, NCEL-101, as a central pillar of the company’s development strategy.

The updated presentation outlines the integration of NewcelX’s scalable stem-cell-derived islet replacement platform with Eledon’s investigational anti-CD40L monoclonal antibody tegoprubart, a targeted immune-modulation therapy designed to prevent immune-mediated transplant rejection. NewcelX believes this combined approach represents a promising strategy to support durable graft survival and advance the development of a potential functional cure for Type 1 Diabetes.

Management plans to present the updated presentation to investors and industry participants at the upcoming Swiss Biotech Conference, where NewcelX will present its evolving strategy and development vision for the Type 1 Diabetes program.

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

Social Media: LinkedIn, Facebook, X, Instagram

Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses how the collaboration represents a promising strategy to support durable graft survival and advance the development of a potential functional cure for Type 1 Diabetes. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.

Investor & Media Contacts

Sarah Bazak, Investors relations
InvestorRelations@newcelx.com